                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*


                            Brainworks Ventures, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   105029 10 2
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                                 (CUSIP Number)

                                Marc J. Schwartz
                               101 Marietta Street
                                   Suite 3450
                             Atlanta, Georgia 30303
                                 (404) 757-3272
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 14, 2001
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

---------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 105029 10 2                                          PAGE 2 OF 3 PAGES

                                 SCHEDULE 13D/A


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1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dean Andersen
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2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (A) [X]
                                                                      (B)

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3
           SEC USE ONLY


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4
           SOURCE OF FUNDS*

           OO and PF
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5
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                          [ ]


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6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                          7
                                  SOLE VOTING POWER
       NUMBER OF
         SHARES                   181,692
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------------------------------------------------------
                          8
                                  SHARED VOTING POWER

                                  0
                          ------------------------------------------------------
                          9
                                  SOLE DISPOSITIVE POWER

                                  181,692
                          ------------------------------------------------------
                          10
                                  SHARED DISPOSITIVE POWER
                                  0
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11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           181,692
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12
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]


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13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.4%

CUSIP No. 105029 10 2                                          PAGE 3 OF 3 PAGES


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14
           TYPE OF REPORTING PERSON*

            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D, which Schedule was originally filed with the Securities and Exchange Commission (the "SEC") on April 17, 2000 and amended by Amendment No. 1 thereto filed with the SEC on May 23, 2000, relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Brainworks Ventures, Inc., formerly known as Auric Metals Corporation, and amends Items 1, 3 and 5 of such Schedule as such Items relate to the Reporting Person, Dean Andersen.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule relates is common stock, $0.01 par value per share ("Common Stock"), issued by Brainworks Ventures, Inc. (the "Company"), the principal executive offices of which are located at 101 Marietta Street, Suite 3450, Atlanta, Georgia 30303.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 7, 2000, the Reporting Person acquired 34,000 shares of Common Stock for $37,793 in cash from personal funds.

         On February 14, 2001, the Reporting Person became entitled to receive 147,692 shares of Common Stock in connection with the merger of EBL Acquisition Corporation, a Georgia corporation and a wholly-owned subsidiary of the Company ("EBL Acquisition"), with and into eBusinessLabs, Inc., a privately-held Georgia corporation ("EBL"), whereby EBL became a wholly-owned subsidiary of the Company. Pursuant to the Agreement and Plan of Merger by and among the Company, EBL Acquisition, EBL and certain shareholders of EBL signatory thereto, including the Reporting Person, 2,400,000 shares of EBL common stock held by the Reporting Person were converted into the right to receive 147,692 shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a)-(b) See Items 7-13 of the cover pages. With respect to the 147,692 shares the Reporting Person became entitled to receive pursuant to the Merger, 14,096 of such shares are currently held in escrow to satisfy certain indemnification claims the Company may make pursuant to the Merger Agreement. As the Reporting Person retains voting control over such shares held in escrow, he is deemed to beneficially own such shares. The percentage of outstanding shares of Common Stock set forth on the cover pages has been computed based on 1,750,934 shares of Common Stock outstanding, 950,953 of which were reported outstanding on the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000, filed with the SEC on February 20, 2001, and 799,981 of which is issuable pursuant to the terms of the Merger Agreement.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   February 21, 2001                    By: /s/ Dean Andersen
                                                 -------------------------------
                                                 Dean Andersen